Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the July 18, 2012 Registration Statement on Form F-10 of Manulife Financial Corporation (“MFC”) and in the related short form base shelf prospectus pertaining to the issue and sale of up to US$5,000,000,000 principal amount of Debt Securities, Class A Shares, Class B Shares, Class 1 Shares, Common Shares, Subscription Receipts, Warrants, Share Purchase Contracts and Units of MFC of our reports dated March 16, 2012, with respect to the consolidated financial statements of MFC as at December 31, 2011 and 2010 and January 1, 2010 and the years ended December 31, 2011 and 2010 and the effectiveness of internal control over financial reporting of MFC as at December 31, 2011 filed with the Securities and Exchange Commission.

Toronto, Canada	Chartered Accountants
July 18, 2012	Licensed Public Accountants